U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ X ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:  December 31, 2003

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:


Read Attached Instruction Sheet Before Preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:  Torbay Holdings, Inc.
Former Name if Applicable:


Address of Principal Executive Office:

140 Old Country Road, Suite 205, Mineola, New York 11501

         (City, State and Zip Code)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)

         The registrant is unable to file its Report on Form 10-KSB for the fiscal year ended December 31, 2003 (the "Report") by the prescribed date of March 31, 2003 without unreasonable effort or expense because the registrant needs additional time to complete the presentation of its financials in the Report. The registrant intends to file its Report on or prior to the prescribed extended date.

Part IV - Other Information

1.  Name  and  telephone   number  of  person  to  contact  in  regard  to  this
notification:

          William Thomas Large          (516)                   747-5955
--------------------------------------------------------------------------------
                  (Name)              (Area Code)           (Telephone Number)

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, Identify report(s).

                                                                  [X] Yes [ ] No

3. It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [x] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Torbay Holdings, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 30, 2004            By: /s/ William Thomas Large
                                    ------------------------------------
                                    William Thomas Large
                                    President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            WEINBERG & COMPANY, P.A.
                              Town Executive Center
                           6100 Glades Road, Suite 314

                            Boca Raton, Florida 33434

                                 March 30, 2004



Mr. Gordon Lane
Torbay Holdings, Inc.
140 Old Country Road, Suite 205
Mineola, New York 11501

          Please be advised that we are currently unable to provide our opinion on the consolidated financial statements of Torbay Holdings, Inc. and Subsidiaries as of December 31, 2003 and for the year then ended because we are awaiting responses from certain independent confirmations and various documentation relating to material transactions. We expect to receive such information shortly.

                                        Very truly yours,

                                        /s/ Weinberg & Company, P.A.
                                        -----------------------------------
                                        WEINBERG & COMPANY, P.A.
                                        Certified Public Accountants